Exhibit 99.1

9 January, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 6 January, 2012 it purchased for cancellation 16,000 Ordinary Shares, at an average price of $17.4317.

Following the cancellation of these shares, the Company will have 60,065,003 Ordinary Shares in issue.